CUNA Brokerage Services, Inc.

(SEC I.D. No. 8-30027)

Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2016 and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30027

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/16_____ AND ENDING _____12/31/16_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
CUNA Brokerage Services, Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Heritage Way
                                  (No. and Street)

Waverly   IA   50677
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kacey M. Keller   608-665-6027
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                    (Name - if individual, state last, first, middle name)

111 South Wacker Dr.   Chicago   IL   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jenny Brock, swear that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of CUNA Brokerage Services, Inc. (the "Company") as of December 31, 2016 are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jenny Brock
Signature

Financial Operations Principal
Title

Subscribed and sworn to before me this ___2 1 st___ day of February, 2017.


Notary Public

This report ** contains (check all applicable boxes):

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( )	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report (Filed Separately).
( )	(n)	Exemption Report Persuant to Rule 15c3-3 and Report of Independent Registered Public Accounting Firm theron. (Filed Separately).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
555 East Wells Street
Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
CUNA Brokerage Services, Inc.
Waverly, Iowa

We have audited the accompanying statement of financial condition of CUNA Brokerage Services, Inc., a wholly-owned subsidiary of CUNA Mutual Investment Corporation, which is wholly owned by CMFG Life Insurance Company, which is wholly-owned by CUNA Mutual Financial Group, Inc., which is wholly-owned by CUNA Mutual Holding Company, (the "Company") as of December 31, 2016, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of CUNA Brokerage Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, results of the Company may not be indicative of those of a stand-alone entity, as the Company is a member of a controlled group of affiliated companies. Our opinion is not modified with respect to this matter.

The supplemental schedules g and h listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 21, 2017

CUNA Brokerage Services, Inc.
Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$	10,385,903
Accrued investment income		148,757
Receivable for commissions		3,681,653
Receivable for commissions - affiliate		6,177,348
Receivables - other		2,146,251
Federal income taxes recoverable from affiliate		567,673
State income tax recoverable from affiliate		38,042
Debt securities, at fair value		20,336,474
Deposits with clearing organizations		105,000
Other assets		1,095,882
Total assets	$	44,682,983

Liabilities and Stockholder's Equity

Liabilities

Commissions and accounts payable to affiliates	$	19,196,027
Other commissions and accounts payable		3,865,182
Deferred income		40,408
Deferred tax liability		53,949
Other liabilities		301,720
Total liabilities		23,457,286

Stockholder's equity

Common stock–no par value with a $300 stated value;		
2,000 shares authorized; 765 issued and outstanding		229,500
Additional paid in capital		23,000,000
Accumulated (deficit)		(2,003,803)
Total stockholder's equity		21,225,697
Total liabilities and stockholder's equity	$	44,682,983

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.
Statement of Income (Loss)
Year Ended December 31, 2016

Revenues

Brokered commissions	$	101,597,834
Fees		19,522,134
Wholesaling commissions		1,372,824
Total commissions and fees		122,492,792
Net investment income		585,020
Net unrealized investment gains		163,662
Other		1,678,133
Total revenues		124,919,607

Expenses

Commissions, compensation and benefits		119,255,627
Administrative expenses		16,334,386
Clearing transaction fees		720,002
Total expenses		136,310,015
Loss before income taxes		(11,390,408)
Income tax benefit		(3,935,536)
Net loss	$	(7,454,872)

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2016

| | Common stock | | Additional | Retained Earnings (Accumulated | Total Stockholder's |
	Shares	Amount	paid in capital	Deficit)	Equity
Balance at January 1, 2016	765	$ 229,500	$ 18,000,000	$ 5,451,069	$ 23,680,569
Net loss	-	-	-	(7,454,872)	(7,454,872)
Capital contribution from parent	-	-	5,000,000	-	5,000,000
Balance at December 31, 2016	765	$ 229,500	$ 23,000,000	$ (2,003,803)	$ 21,225,697

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(7,454,872)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net unrealized investment gains		(163,662)
Amortization of bond premium and discount		26,718
Deferred income tax expense		87,358
Changes in assets and liabilities:		
Purchase of debt security		(986,011)
Sale of debt security		1,036,365
Accrued investment income		1,516
Receivable for commissions		(113,424)
Receivable for commissions - affiliate		(3,696,627)
Receivables - other		(143,461)
Other assets		(407,044)
Commissions and accounts payable to affiliates		13,921,274
Other commissions and accounts payable		176,429
Deferred income		(346,407)
Federal income taxes recoverable from affiliate		632,801
State income tax recoverable from affiliate		32,186
Other liabilities		(150,906)
Net cash provided by operating activities		2,452,233
Cash flows from financing activities:		
Capital contribution from parent		5,000,000
Net cash provided by financing activities		5,000,000
Net increase in cash and cash equivalents		7,452,233
Cash and cash equivalents, beginning of year		2,933,670
Cash and cash equivalents, end of year	$	10,385,903
Supplemental disclosure of cash flow information:		
Cash (received) during the year for income taxes	$	(4,636,936)

See accompanying notes to financial statements.

Note 1: Organization and Description of Business

CUNA Brokerage Services, Inc. ("CBSI" or the "Company") is a wholly-owned subsidiary of CUNA Mutual Investment Corporation ("CMIC"), which is wholly-owned by CMFG Life Insurance Company ("CMFG Life"). CMFG Life is a life insurance company organized under the laws of Iowa for the primary purpose of serving the insurance needs of credit unions and their members. The Company's ultimate parent is CUNA Mutual Holding Company ("CMHC"), a mutual insurance holding company organized under the laws of Iowa.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisors Act of 1940. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company markets mutual funds, unit investment trusts, variable annuities, single premium deferred annuities, flexible premium deferred variable annuities, flexible premium variable life insurance, individual bonds and stocks, public limited partnerships and financial planning services primarily to credit union members. Some of the aforementioned product offerings are products managed by affiliates of the Company. The Company is an introducing broker. As such, the Company accepts customer orders but does not hold customers' funds or investments. Rather, the Company arranges for other brokers to clear the transactions on behalf of the customer.

As discussed in Note 7, CMFG Life and its affiliates provide substantially all of the services required in the conduct of the Company's operations. The results of the Company's operations may have materially differed from the results reflected in the accompanying financial statements if the Company did not have these relationships.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents—Cash and cash equivalents include unrestricted deposits in financial institutions and money market mutual funds.

Receivables for Commissions and Commissions and Accounts Payable—Receivables primarily represent an estimate of trailing commissions due to the Company from mutual fund families and insurance carriers based on a percentage of the customers' assets under management and commissions (including affiliate) due for the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives, both affiliated and unaffiliated, in connection with such estimated trailing commissions and sales.

Receivables - other—Primarily includes receivables for marketing support fees, fee revenue and amounts owed from a clearing firm.

Debt Securities—Investments in debt securities are carried at fair value with unrealized holding gains and losses included in net income. Realized gains and losses on the sale of investments are determined on a specific identification basis and are recorded on the trade date.

Other Assets—Other assets mainly consist of advanced payments related to agreements with various credit unions to exchange up-front payments for marketing and administrative support of CBSI's brokerage program, and exclusive rights to the brokerage relationship. The advanced payments are amortized over the

life of the agreements, which typically range from two to five years. Other assets also includes general prepaid fees and expenses.

Brokered Commission Revenue—Brokered commission revenue relates to customers' transactions in mutual fund and insurance products, some of which are products of CMFG Life and MEMBERS Life Insurance Company ("MLIC"), a wholly owned subsidiary of CMIC. The Company primarily generates two types of commission revenue: front-end sales commission that is recognized as revenue on a trade-date basis, as well as trailing commission which is recognized as revenue when earned based on a percentage of the customers' assets under management.

Fee Revenue—Fee revenue mainly consists of managed account program fees for advisory services and 12b-1 fees (distribution fees). Managed account fees are based on a percentage of assets under management and are generally received quarterly and recognized ratably over the quarter. Payments for 12b-1 fees are based on assets under management and are recorded as revenue when earned on an accrual basis.

Wholesaling Commission Revenue—Wholesaling commission revenue consists of wholesaling commissions and marketing support fees. Wholesaling commissions are received from an unaffiliated insurer for assisting in marketing to retail brokers and insurance agencies on behalf of the insurer. These commissions are based on a percentage of deposits and are recognized as revenue when earned. Marketing support fees are based on sales or assets under management and an estimate of the earned amount is recognized as revenue on a monthly basis.

Commission Expense—Commission expense is related to customers' transactions in mutual fund and insurance products, some of which are products of CMFG Life and MLIC. Commission expense is recognized as expense when incurred and is included in commissions, compensation and benefits in the statement of income (loss).

Clearing Transaction Fees—Certain securities transactions for the Company's customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Clearing agent fees are recognized as an expense when incurred.

Income Taxes—The Company records income taxes in accordance with Accounting Standards Codification Topic No. 740, *Income Taxes*. The Company recognizes deferred taxes for the tax consequences of differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured by applying the enacted tax rates to the difference between the financial statement and tax basis of assets and liabilities. The Company records a valuation allowance for deferred tax assets if it determines it is more likely than not that the asset will not be realized.

For federal income taxes, the Company records current tax benefits and deferred tax assets utilizing a benefits-for-loss approach. Under this approach, current benefits are realized and deferred tax assets are considered realizable by the Company when realized or realizable by the consolidated group of which the Company is a member even if the benefits would not be realized on a stand-alone basis. The Company records a valuation allowance for federal deferred tax assets if it determines it is more likely than not that the asset will not be realized by the consolidated group. For state income taxes, current benefits are realized and deferred tax assets are considered realizable by the Company when realized or realizable as determined on a stand-alone basis.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include investment

valuations, receivables for trailing commissions, other revenue and other liabilities. Actual results could differ from those estimates.

Accounting Standards Updates Pending Adoption

In May 2014, the Financial Accounting Standards Board ("FASB") issued a comprehensive new revenue recognition standard, Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). The FASB issued subsequent amendments to ASU 2014-09 to provide additional examples and clarify certain points; these amendments are effective concurrently with ASU 2014-09. The new standard will supersede nearly all existing revenue recognition guidance by establishing a five step, principles-based process; however, it will not impact the accounting for insurance contracts, leases, financial instruments, and guarantees. For those contracts that are impacted by the new guidance, ASU 2014-09 will require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The Company will adopt ASU 2014-09 in 2018 and is currently analyzing its revenue sources to determine any potential impacts of ASU 2014-09 to its financial statements. Revenue recognition for most of the Company's commissions and fees is expected to remain the same under ASU 2014-09, relative to existing guidance. However, a portion of certain commission income recognized on the trade date will need to be deferred under the new guidance. CBSI has not yet quantified the impact of this change. Further, the Company has not completed analysis of the impact of incremental acquisition expenses. Such expenses may be eligible for deferral and amortization if they meet prescribed criteria. The Company is considering amendments to ASU 2014-09 as part of its analysis of the new guidance.

Note 3: Investments

The amortized cost and estimated fair values of debt securities at December 31, 2016 are as follows:

	Amortized Cost	Estimated Fair Value
Domestic corporate securities	$ 17,130,421	$ 17,260,158
Foreign corporate securities	3,052,927	3,076,316
Total debt securities	$ 20,183,348	$ 20,336,474

The amortized cost and estimated fair values of investments in debt securities at December 31, 2016, by contractual maturity, are as follows:

	Amortized Cost	Estimated Fair Value
Due after one year through five years	$ 7,022,370	$ 7,066,593
Due after five years through ten years	13,160,978	13,269,881
Total debt securities	$ 20,183,348	$ 20,336,474

Note 4: Fair Value

The Company uses fair value measurements to record the fair value of certain assets.

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value of assets into three broad levels. The Company has categorized its financial instruments, based on the degree of subjectivity inherent in the valuation technique, as follows:

- Level 1: Inputs are directly observable and represent quoted prices for identical assets in active markets the Company has the ability to access at the measurement date.

- Level 2: All significant inputs are observable, either directly or indirectly, other than quoted prices included in Level 1, for the asset. This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3: One or more significant inputs are unobservable and reflect the Company's estimates of the assumptions that market participants would use in pricing the asset, including assumptions about risk.

For purposes of determining the fair value of the Company's assets, observable inputs are those inputs used by market participants in valuing financial instruments, which are developed based on market data obtained from independent sources. In the absence of sufficient observable inputs, unobservable inputs, reflecting the Company's estimates of the assumptions market participants would use in valuing financial assets, are developed based on the best information available in the circumstances. The Company uses prices and inputs that are current as of the measurement date. In some instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The hierarchy requires the use of market observable information when available for measuring fair value. The availability of observable inputs varies by investment. In situations where the fair value is based on inputs that are unobservable in the market or on inputs from inactive markets, the determination of fair value

requires more judgment and is subject to the risk of variability. The degree of judgment exercised by the Company in determining fair value is typically greatest for investments categorized in Level 3. Transfers in and out of level categorizations are reported as having occurred at the end of the quarter in which the transfer occurred.

Valuation Process

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance on the overall reasonableness and consistent application of valuation methodologies and inputs and compliance with accounting standards through the execution of various processes and controls designed to provide assurance that the Company's assets are appropriately valued.

The Company has policies and guidelines that require the establishment of valuation methodologies and consistent application of such methodologies. These policies and guidelines govern the use of inputs and price source hierarchies and provide controls around the valuation processes. These controls include appropriate review and analysis of prices against market activity or indicators of reasonableness, approval of price source changes, price overrides, methodology changes and classification of fair value hierarchy levels. The valuation policies and guidelines are reviewed and updated as appropriate.

Transfers Between Levels

There were no transfers between levels during the year ended December 31, 2016.

Fair Value Measurement – Recurring Basis

The following table summarizes the Company's assets that are measured at fair value on a recurring basis as of December 31, 2016.

Assets, at Fair Value	Level 1	Level 2	Level 3	Total
Cash equivalents[1]	$ 9,667,803	$ -	$ -	$ 9,667,803
Debt securities				
Domestic corporate securities	-	17,260,158	-	17,260,158
Foreign corporate securities	-	3,076,316	-	3,076,316
Total debt securities	-	20,336,474	-	20,336,474
Total assets	$ 9,667,803	$ 20,336,474	$ -	$ 30,004,277

[1]Excludes cash of $718,100 that is not subject to fair value accounting.

Determination of Fair Values

The Company determines the estimated fair value of its investments using primarily the market approach and the income approach. The use of quoted prices and matrix pricing or similar techniques are examples of market approaches, while the use of discounted cash flow methodologies is an example of the income approach. A summary of valuation techniques for classes of financial assets by fair value hierarchy level are as follows:

Level 1 Measurements

Cash equivalents: Consists of money market funds; valuation is based on the closing price as of the measurement date.

Level 2 Measurements

Domestic corporate securities: Valued based on observable inputs such as the U.S. Treasury yield curve, market indicated spreads by security rating and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active.

Foreign corporate securities: Valued based on observable inputs such as the applicable, country-specific market yield curve, market indicated spreads by security rating and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active.

Fair Value Measurements for Financial Instruments Not Reported at Fair Value

Cash: The carrying amount of $718,100 approximates its fair value due to its short term nature.

Note 5: Income Taxes

The Company is included in the consolidated federal income tax return filed by CMHC, the Company's ultimate parent. The Company has entered into a tax sharing agreement with CMHC and its subsidiaries. The agreement provides for the allocation of tax expense based on each subsidiary's contribution to the consolidated federal income tax liability. Pursuant to the agreement, subsidiaries that have incurred losses are reimbursed regardless of the utilization of the loss in the current year.

Income tax benefit for the year ended December 31, 2016 is as follows:

		2016
Current tax expense (benefit):		
Federal	$	(4,004,135)
State		(18,759)
Total current income tax (benefit)		(4,022,894)
Deferred income tax expense:		
Federal		87,358
Total deferred income tax expense		87,358
Total income tax (benefit)	$	(3,935,536)

CUNA Brokerage Services, Inc.
Notes to Financial Statements
Year Ended December 31, 2016

Income tax expense differs from the amount computed by applying the U.S. federal corporate income tax rate of 35% to loss before income taxes for the year ended December 31, 2016 due to the items listed in the following reconciliation:

		2016
Tax expense (benefit) computed at federal corporate tax rate	$	(3,986,643)
Meals and entertainment		63,637
State income taxes (net of federal benefit)		(10,621)
Federal income tax related to prior years		(2,972)
Other		1,063
Total income tax benefit	$	(3,935,536)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2016 are as follows:

		2016
Deferred tax assets		
Loss carryforwards	$	820,080
Deferred income		39,556
General expense accrual		107,217
Gross deferred tax assets		966,853
Less: Valuation allowance for state deferred tax assets		(815,632)
Net deferred tax assets		151,221
Deferred tax liabilities		
Investments		71,102
Prepaid expenses		134,068
Gross deferred tax liabilities		205,170
Net deferred tax (liability)	$	(53,949)

CUNA Brokerage Services, Inc.
Notes to Financial Statements
Year Ended December 31, 2016

The Company records a valuation allowance for deferred tax assets if it determines it is more likely than not that the assets will not be realized. As of December 31, 2016, the Company recorded a valuation allowance of $815,632 against its state deferred tax assets including deferred tax assets related to state net operating loss carryforwards. Under the benefits-for-loss approach, a valuation allowance has not been recorded against the Company's federal deferred tax assets as they are expected to be realized by the consolidated group. The valuation allowance increased $384,529 in 2016 primarily due to additional operating losses incurred in 2016 resulting in a cumulative loss position over recent years.

The Company has determined that no material uncertain tax positions exist as of December 31, 2016. As a result, the Company has not recorded any liabilities for unrecognized tax benefits as of December 31, 2016. Management does not anticipate a material change to the Company's uncertain tax positions during 2017. It is the Company's policy to recognize accrued interest and penalties related to uncertain tax benefits in income taxes, as appropriate. For the major jurisdictions where it operates, the Company is generally no longer subject to income tax examination by tax authorities for the years ended before 2008.

As of December 31, 2016, the Company had state operating loss carryforwards of $16,113,561 with a related tax benefit of $820,080. These carryforwards expire in various years through 2036. The Company did not have any federal capital loss, operating loss or credit carryforwards.

Note 6: Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. At December 31, 2016, the Company had net capital under Rule 15c3-1 of $10,498,379 which was $8,934,559 in excess of its required net capital of $1,563,820 and the Company's ratio of aggregate indebtedness to net capital, as defined, was 2.23 to 1.

The Company has entered into a written agreement with its clearing firm, which requires the clearing firm to perform a Proprietary Accounts of Introducing Brokers reserve computation with regard to all the assets of the Company held by the clearing firm. Consequently, $100,000 held on deposit at the clearing firm is treated as an allowable asset for purposes of the Company's net capital computation.

Note 7: Related Party Transactions

CMFG Life provides services to CBSI as defined in an expense sharing agreement and charges CBSI for the cost of such services. CMFG Life pays commissions and compensation expenses on behalf of CBSI, for which CBSI reimburses CMFG Life. The agreement covers expenses related to sales and marketing, administrative, operations and other support and infrastructure costs. Total expenses related to CBSI for services provided by CMFG Life for the year ended December 31, 2016 were reported as follows on the accompanying statement of income (loss).

	2016
Commissions and compensation to affiliates	$ 119,269,528
Administrative expenses	15,495,150
Total related-party expenses	$ 134,764,678

Accounts receivable from affiliates were netted against commissions and accounts payable to affiliates, when a right of offset exists.

Commissions and other compensation expenses, which are paid by CMFG Life on behalf of CBSI in accordance with the expense sharing agreement, includes compensation expense and benefits and other related expenses.

Commission income received by the Company from CMFG Life and MLIC for brokering proprietary products of CMFG Life and MLIC is included within brokered commissions on the statement of income (loss), and was $3,098,485 and $24,899,832, respectively, for the year ended December 31, 2016.

The Company hires MEMBERS Capital Advisors, Inc. ("MCA") a subsidiary of CMIC, as its investment advisor. The Company recorded MCA investment management fees totaling $39,725 in 2016. These fees are included within net investment income on the statement of income (loss).

The Company received a capital contribution of $5,000,000 from CMIC in 2016, which was recorded as additional paid in capital.

Related party balances are generally settled monthly.

Note 8: Commitments and Contingencies

Financial Instruments with Off-Balance Sheet Credit Risk—As an introducing broker, the Company accepts customer orders and arranges for other independent licensed brokers to clear the orders on a fully disclosed basis. As a result, the Company does not hold customer funds or securities.

Under the terms of the Company's agreements with its clearing agents, the Company has agreed to indemnify the independent licensed brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company monitors its customer activity by reviewing information it receives from its clearing agent on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

At December 31, 2016, the Company has recorded a liability of $9,117 to cover deficit balances of customers who were introduced to the Company's clearing agent, in the event such customers are unable to satisfy their obligations. This balance is included in other liabilities. The Company believes that the likelihood that it will be required to make additional payments under this agreement is remote; therefore no additional contingent liability is recorded in the statement of financial condition.

Regulatory Matters—In the normal course of business, the Company may discuss matters raised during routine examinations or other inquiries with its regulators. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statements. However, the Company is unable to predict the outcome of these matters.

Pending Litigation—The Company is a defendant in various legal actions arising out of the conduct of its business. In the opinion of management, the ultimate liability, if any, resulting from all such pending actions will not materially affect the financial condition, results of operations or cash flows of the Company.

Note 9: Deferred Income

CBSI sells variable annuities on behalf of an unrelated insurer. The Company received bonus commission payments as part of this service. The bonus was subject to refund based on production and therefore was recorded as deferred income in the statement of financial condition. The bonus was recognized as revenue when variable annuity sales exceeded established thresholds, and therefore was no longer subject to refund. As of December 31, 2016, the bonus has been fully earned, with a small amount remitted back to the insurer, and is no longer included in deferred income. Amounts recognized as revenue for 2016 are as follows:

	Deferred Income Related to Bonus Commission Payments
Total, January 1, 2016 (previously deferred)	$ 99,000
Bonus commission payments recognized as revenue in 2016	(32,314)
Amount remitted back to unrelated insurer	(66,686)
Total, December 31, 2016	$ -

CBSI previously brokered an institutional variable universal life product for an unrelated carrier. While the Company generally records front-end sales commissions as revenue on a trade-date basis, commissions received associated with this carrier and product were deferred until the expiration of the underlying chargeback period. For this carrier, brokered commissions revenue of $40,408 has been deferred in anticipation of additional chargebacks and has been included within deferred income in the statement of financial condition as of December 31, 2016. The Company recognized $247,407 of revenue in 2016 that had previously been deferred.

Note 10: Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued. During this period, there were no significant subsequent events that required adjustment to or disclosure in the accompanying financial statements.

SUPPLEMENTAL SCHEDULES

CUNA Brokerage Services, Inc.

Supplemental Schedule of Computation of Net Capital
For Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2016

Stockholder's equity	$ 21,225,697
Deductions:	
Nonallowable assets	9,189,137
Haircut on securities	1,538,181
Net capital	10,498,379
Amounts included in total liabilities which represent aggregate indebtedness:	
Commissions and accounts payable to affiliates	19,196,027
Other commissions and accounts payable	3,865,182
Deferred income	40,408
Deferred tax liability	53,949
Other liabilities	301,720
Total aggregate indebtedness	23,457,286
Capital requirement:	
Minimum requirement (greater of $50,000 or 6-2/3% of aggregate indebtedness)	1,563,820
Net capital in excess of requirement	$ 8,934,559
Ratio of aggregate indebtedness to net capital	2.23 to 1

There is no difference between the net capital reported above and that reported in the Company's Part IIA (Unaudited) FOCUS Report filed on January 25, 2017.

CUNA Brokerage Services, Inc.

Supplemental Schedule of Computation of Reserve Requirements

For Brokers and Dealers Pursuant to Rule 15c3-3

Under the Securities Exchange Act of 1934

Year Ended December 31, 2016

The Company claims an exemption from the computation of reserve requirements, according to the provisions of Rule 15c3-3(k)(2)(i) and (k)(2)(ii).